United States Securities & Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

USA

For the attention of: Mr J B Rosenberg

21 July 2006

VIA EDGAR

Re:	Response to SEC comments

  BioProgress plc (“the Company”)

  Form 20-F for fiscal year ending December 31, 2004

  File no: 000-50994

Dear Mr Rosenberg

I enclose a revised version of the Company’s proposed amendment to the Item 15 disclosure.

I should be grateful if you would address all comments or questions on the proposed amendment to me. My telephone number is +44 1223 394250 and my email address is richard.trevillion@btopenworld.com.

Yours sincerely

/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer

Item 15. Controls and Procedures.

Upon assuming their new positions in 2005, the Company’s principal executive officer and the predecessor to the current principal financial officer evaluated the Company’s disclosure controls and procedures as of December 31, 2004 in the context of a broader review of the Company’s control environment under prior management. In conducting this evaluation, the principal executive officer and the predecessor to the current principal financial officer were concerned that the disclosure controls and procedures in place at the Company under the prior management as of December 31, 2004 may not have been effective to ensure that material information relating to the registrant, including its consolidated subsidiaries, was made known to the principal executive and principal financial officers by others within the entities for the period ended December 31, 2004 to enable disclosure on a timely basis in conformance with applicable rules and regulations. In particular, there was concern that prior management failed to enact adequate written control procedures and make employees sufficiently aware of existing control procedures (particularly expenditure controls) which may not have allowed for the prompt and careful disclosure of information within the organization.

As a result, in 2005 the Board of Directors engaged independent accountants to evaluate the Company’s controls and procedures (including disclosure controls) and information gathered and reported. The results of this evaluation were still being reviewed and analyzed at the time the Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

Although the independent accountants identified certain improvements that could be made in the Company’s controls and procedures, the matters arising from their review were not deemed to be materially significant to warrant the Company’s financial statements to be restated at the 2004 year end. This was confirmed by Grant Thornton UK LLP, the Company’s auditors.

Despite the fact that the independent accountants’ inquiry did not require a restatement of the Company’s financial statements, as a result of this inquiry, the Company’s principal executive officer and the predecessor to the current principal financial officer determined that the disclosure controls and procedures as of December 31, 2004 were not effective for purposes of disclosure of information and enacted relevant measures to improve the Company’s disclosure controls and procedures. They instituted new policies with respect to controls and procedures, including implementing a monetary threshold for expenditures, depending on the seniority of the employee and the division within which the employee is employed, above which direct personal approval of either the principal executive officer or principal financial officer is required. They also made these policies more widely known within the Company by notifying the Company’s employees, either orally or by email, of these policies and of the overall importance of these controls and procedures.

The principal executive officer and the predecessor to the current principal financial officer also oversaw certain changes within the Company’s management with the goal of strengthening the Company’s controls and procedures generally. These include the appointments of a new Company Secretary, Georgina Godby, on July 27, 2005; a new Non-Executive Chairman, Peter Ibbetson, on July 29, 2005; and a new Non-Executive Director, Anthony John Knight, on November 29, 2005. Management also initiated the practice of notifying all employees, either orally or by email, of the existing and new controls and procedures.

The predecessor to the current principal financial officer was employed by the Company as Chief Financial Officer from March 7, 2005. Due to ill health, during the last quarter of 2005 until his resignation on April 28, 2006 he was unable to regularly attend the offices of the Company to carry out his duties. The Company and Grant Thornton have identified the absence of the Chief Financial Officer during this period, and the transition period until the appointment of the new Chief Financial Officer, as a material weakness. As part of improving its internal and disclosure controls, the Company put in place interim measures and then appointed Peter Keen as the new Chief Financial Officer effective July 3, 2006. A material weakness is a significant deficiency, or a combination of significant deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles so that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. Grant Thornton is not aware of any impact on the financial statements included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) as a result of the material weakness noted above.

Because the Company’s Chief Financial Officer has only recently joined the Company, he is unable to provide the certifications required under Section 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to the 2005 Form 20-F. The new Chief Financial Officer intends to conduct a thorough review of the Company’s controls and procedures and has the full support of the Company’s Board of Directors, Audit Committee and Chief Executive Officer.

In light of the material weakness identified and the absence of the Section 302 and 906 certifications in connection with the Company’s filing of the 2005 Form 20-F, the Company has concluded that its disclosure controls were not effective.

The principal executive officer and principal financial officer have established as one of their highest priorities the continual monitoring of the Company’s disclosure controls and procedures throughout the rest of the current fiscal year and the enactment of further remedial measures as necessary to enable the gathering and review of information and the making of any required disclosures on a timely basis in conformance with applicable rules and regulations. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.